Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.  Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst”)
Suite 1600

250 Howe Street

Vancouver, BC V6C 3R8

Item 2.  Date of Material Change

January 15, 2007

Item 3.   News Release

On January 15, 2007, Catalyst issued a press release relating to the material change described below. The press release was distributed by Canada Newswire.

Item 4.   Summary of Material Change

Russell J. Horner, president and chief executive officer, and Ralph Leverton, vice-president, finance and chief financial officer, have tendered their resignations. An executive search is underway to identify their successors and both executives have agreed to remain with Catalyst to the end of the next annual meeting of shareholders, to be held on March 28, 2007, or the appointment of successors or interim successors, to assist in the transition.

Item 5.   Full Description of Material Change

On Monday, January 15, 2007, Catalyst’s board of directors announced that it had accepted the resignations of two executives who had elected to exercise change of control agreements.

Russell J. Horner, president and chief executive officer, and Ralph Leverton, vice-president, finance and chief financial officer, have tendered their resignations. An executive search is underway to identify their successors and both executives have agreed to remain with the company to the end of the next annual meeting of shareholders, to be held on March 28, 2007, or the appointment of successors or interim successors, to assist in the transition.

Mr. Horner worked for Catalyst and its predecessor companies for more than 30 years. Prior to his appointment to lead Catalyst, he served as chief operating officer Australasia for Fletcher Challenge Paper, president and chief operating officer of Fletcher Challenge Canada and president and chief executive officer of Norske Skog Canada. In 2001, he guided the merger of Norske Skog Canada and Pacifica Papers to create NorskeCanada, which was renamed Catalyst in 2005.

During Mr. Horner’s tenure, Catalyst set new benchmarks for safety, and community and environmental group relations in British Columbia.

Mr. Leverton joined Catalyst in 1999 after holding executive positions at Pope & Talbot and Harmac Pacific and a variety of financial positions with MacMillan Bloedel.

The recent acquisition by Third Avenue Management LLC of an additional 39 million common shares of Catalyst on behalf of various client accounts, exceeding a 25% threshold established under the executives’ agreements with Catalyst, constituted a change of control under such agreements. Under the terms of the control change agreement, Mr. Horner and Mr. Leverton are entitled to receive change of control and pension benefits totalling $4,779,865 and $1,582,546, respectively, on the date that their employment ends.

Item 6.  Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.  Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.  Executive Officer

The following senior officer of Catalyst is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Valerie Seager

Vice President and General Counsel

Telephone: (604) 654-4139

Fax: (604) 654-4070

Item 9. Date of Report

January 15, 2007